Exhibit 99.3

FINANCIAL STATEMENTS

Wi-LAN Inc.

2015 Audited Consolidated

Financial Statements

2015 Financial Results

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of Wi-LAN Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of operations and comprehensive earnings, shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc. and its subsidiaries as at December 31, 2015 and 2014 and their results of operations and their cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

February 8, 2016

Ottawa, Ontario

2015 Financial Results	2

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Statements of Operations and Comprehensive Earnings

(in thousands of United States dollars, except share and per share amounts)

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Revenue
Royalties	$102,855	$98,311
Operating expenses
Cost of revenue	70,400	63,201
Research and development	2,430	2,416
Marketing, general and administration	7,462	10,565
Foreign exchange loss	2,985	2,038
Impairment of assets (Note 6)	1,747	-
Restructuring charges (Note 13)	1,302	-
Total operating expenses	86,326	78,220
Earnings from operations	16,529	20,091

Investment income	428	533
Earnings before income taxes	16,957	20,624
Provision for income tax expense (Note 3)
Current	4,013	4,623
Deferred	2,908	6,290
	6,921	10,913
Net and comprehensive earnings	$10,036	$9,711

Earnings per share (Note 10(g))
Basic	$0.08	$0.08
Diluted	$0.08	$0.08

Weighted average number of common shares
Basic	120,713,535	120,103,422
Diluted	120,720,171	120,368,583

See accompanying notes to consolidated financial statements

2015 Financial Results	3

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$93,431	$126,311
Short-term investments	1,120	1,336
Accounts receivable (Note 11)	8,436	2,198
Prepaid expenses and deposits	1,607	494
	104,594	130,339

Loan receivable (Note 4)	1,497	1,268
Property and equipment, net (Note 5)	1,614	1,894
Patents, net (Note 6)	155,213	146,485
Deferred tax asset (Note 3)	17,677	20,585
Goodwill	12,623	12,623
	$293,218	$313,194

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$23,205	$18,915
Current portion of patent finance obligations (Note 8)	8,085	17,418
	31,290	36,333

Patent finance obligations (Note 8)	19,895	27,465
Success fee obligation (Note 9)	655	3,639
	51,840	67,437

Commitments and contingencies (Note 12)

Shareholders' equity
Capital stock	427,781	426,037
Additional paid-in capital	16,549	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(219,177)	(212,880)
	241,378	245,757
	$293,218	$313,194

See accompanying notes to consolidated financial statements

On behalf of the Board:

/s/ Richard Shorkey	/s/ John Gillberry
Richard Shorkey	John Gillberry
Director	Director

2015 Financial Results	4

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Cash generated from (used in)
Operations
Net earnings	$10,036	$9,711
Non-cash items
Stock-based compensation	847	2,081
Depreciation and amortization	38,164	35,139
Foreign exchange loss	1,339	1,082
Loss on disposal of assets	15	1
Impairment of assets	1,747	-
Deferred income tax expense	2,908	6,290
Accrued investment income	(229)	(193)
Changes in non-cash working capital balances
Accounts receivable	(6,238)	9,801
Prepaid expenses and deposits	(1,113)	98
Payments associated with success fee obligation	(3,736)	(4,032)
Accounts payable and accrued liabilities	(208)	(1,349)
Cash generated from operations	43,532	58,629
Financing
Dividends paid	(20,082)	(18,725)
Common shares repurchased under normal course issuer bid	(329)	(472)
Common shares issued for cash on the exercise of options	1,269	759
Common shares issued for cash from Employee Share Purchase Plan	131	171
Cash used in financing	(19,011)	(18,267)
Investing
Sale of short-term investments	-	121
Purchase of property and equipment	(178)	(422)
Repayment of patent finance obligations	(18,127)	(8,865)
Purchase of patents	(37,973)	(34,197)
Cash used in investing	(56,278)	(43,363)
Foreign exchange loss on cash held in foreign currency	(1,123)	(1,082)

Net cash and cash equivalents used in the year	(32,880)	(4,083)
Cash and cash equivalents, beginning of year	126,311	130,394
Cash and cash equivalents, end of year	$93,431	$126,311

See accompanying notes to consolidated financial statements

2015 Financial Results	5

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	9,711	9,711
Shares and options issued:
Stock-based compensation expense (Note 10 (d))	-	2,081	-	-	2,081
Exercise of stock options (Note 10 (c))	1,160	(401)	-	-	759
Sale of shares under Employee Share Purchase Plan (Note 10 (c))	171	-	-	-	171
Shares repurchased under normal course issuer bid (Note 10 (c))	(532)	60	-	-	(472)
Dividends declared (Note 10 (c))	-	-	-	(19,602)	(19,602)
Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	10,036	10,036
Shares and options issued:
Stock-based compensation expense (Note 10 (d))	-	847	-	-	847
Exercise of stock options (Note 10 (c))	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan (Note 10 (c))	131	-	-	-	131
Shares repurchased under normal course issuer bid (Note 10 (c))	(443)	114	-	-	(329)
Dividends declared (Note 10 (c))	-	-	-	(16,333)	(16,333)
Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

See accompanying notes to consolidated financial statements

2015 Financial Results	6

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.      NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, licenses and otherwise enforces a range of patented technologies which are utilized in products in a wide array of markets including communications and consumer electronics, medical, industrial, semiconductor, automotive and aerospace. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth, V-Chip, 3D television, automotive headlight assemblies, semiconductor manufacturing and packaging, medical stent, video streaming, CMOS image sensors, building automation, computer gaming, smart meter monitoring and LED lighting. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements of WiLAN include the accounts of WiLAN and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to best estimate of selling price, determination of discount rates, recoverability of deferred tax assets, determination of indicators of impairment assessment and related impairment assessments, initial estimate of risk of concessions, timing of payments related to patent finance obligations, and the assumptions used in determining the fair value of stock options granted.

Revenue Recognition

The Company’s revenue consists principally of royalty revenue from licensing its own patent portfolio. The Company may also generate royalty revenue from licensing patent portfolios on behalf of its partners. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, the amounts are fixed or determinable and collection is reasonably assured. The Company defers recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require the Company to make judgments, assumptions and estimates based upon current information and historical experience.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s royalty revenues consist of fixed fee and running royalty payments.

Royalties from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns royalties at the time the licensees’ sales occur. The licensees are obligated to provide the Company with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. The Company’s licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As the Company is unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to it, the Company recognizes running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. The Company monitors the receipt of royalty reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

Royalties from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, the Company assesses if the deliverables have standalone value upon delivery, and if so, accounts for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. WiLAN determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). WiLAN determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

As part of the partnering agreements with third parties, the Company is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the years which the aforementioned revenue criteria is met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Stock-based Compensation

The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to additional paid-in capital in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to additional paid-in capital related to the options exercised.

Deferred Stock Units (“DSUs”)

The Company has a DSU plan for certain employees and directors. The DSUs vest immediately and the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Restricted Share Units (“RSUs”)

The Company has a RSU plan for certain employees and directors. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The RSUs vest over a three-year period. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

Cost of Revenue

Cost of revenue includes patent licensing expenses, royalty obligations, staff costs (including stock-based compensation) and other costs incurred in conducting license negotiations as well as litigation, the expenses related to the management of the patent portfolio, contingent partner payments and legal fees and amortization expense related to acquired patents, which are expensed as incurred.

Research and Development (“R&D”)

R&D includes engineering expenses, staff costs (including stock-based compensation) and certain external consultants related to the development efforts, which are expensed as incurred.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share is computed using the treasury stock method.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar; monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average rate for the period. The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations and comprehensive earnings.

The Company enters into foreign exchange forward contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in foreign exchange gain/loss in the consolidated statement of operations and comprehensive earnings.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with maturities of three months or less at the date of the investment.

Short-term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise GICs with maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Loan Receivable

The loan receivable is accounted for at amortized cost using the effective interest rate method.

Property and Equipment

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and equipment	5 years

Patents

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less.

Impairment of long-lived assets

The Company reviews long-lived assets ("LLA") such as property and equipment and patent asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenues or adverse changes in the economic environment.

When significant indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Patent Finance Obligations

Patent finance obligations have maturities beyond one year. Patent finance obligations, at inception, are recorded at their fair value using an estimated risk-adjusted discount rate and the carrying value is at amortized cost using the effective interest rate method.

Business Segment Information

The Company has one operating segment and one reportable segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to the location in which the license originated. Substantially all licenses and revenue are attributable to Canada, as are long-lived assets.

Adoption of accounting pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the Financial Accounting Standards Board at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

In November 2015, the Financial Accounting Standards Board issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. The guidance will not have an impact on the Company’s financial statements since deferred income taxes are already presented as long-term on the balance sheet.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

3.      TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the consolidated statements of operations and comprehensive earnings for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Earnings before income taxes	$16,957	$20,624
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2014 - 26.5%)	4,494	5,465
Permanent differences	380	2,471
Effect of change in tax rates	154	-
Foreign withholding taxes paid	496	212
Foreign rate differential	(683)	(918)
Prior year adjustments	(1,180)	343
Increase in valuation allowance	3,260	3,340
Provision for income tax expense	$6,921	$10,913

During the years ended December 31, 2015 and 2014, the reported earnings before income taxes includes foreign losses of $8,299 and $7,940, respectively.

The significant components of the Company’s deferred income tax assets and liabilities as at December 31, 2015 and 2014 are as follows:

	2015	2014
Tax loss carryforwards	$26,155	$29,730
Scientific research and experimental development ("SR&ED") carryforwards	5,051	5,251
Share issue costs	-	213
Investment tax credits	4,151	4,571
Accounts payable and accrued liabilities	1,291	2,558
Difference between tax and book value of finance obligations	(343)	(693)
Difference between tax and book value of capital and intangible assets	(1,072)	(6,758)
Difference between tax and book value of loan receivable	27	36
Total deferred income tax asset	35,260	34,908
Valuation allowance	(17,583)	(14,323)
Net deferred income tax asset	$17,677	$20,585

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $7,165 in Canada and $10,418 in the US.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at December 31, 2015, the Company had unused non-capital tax losses of approximately $77,647 (2014 - $92,396) that are due to expire as follows:

	U.S. Tax Losses	Canadian Tax Losses
2021	$203	$-
2022	603	-
2023	616	-
2024	-	-
2025	-	-
2026	-	-
2027	-	-
2028	1	-
2029	9	1
2030	414	9,221
2031	3,026	2,442
2032	2,084	6,518
2033	4,807	30,139
2034	7,629	4,332
2035	3,685	1,917
	$23,077	$54,570

The Company also has investment tax credits of $5,647, that expire in various amounts from 2017 to 2032, $22,068 of capital losses carried forward with no expiry date, and SR&ED expenditure pool of $19,061 (2014 - $19,813) with no expiry date. Investment tax credits, which are earned as a result of qualifying SR&ED expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

The Company had no uncertain income tax positions for the years ended December 31, 2015 and 2014.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax provision. In the years ended December 31, 2015 and 2014, there were no interest or penalties included in the income tax provision.

The Company files Canadian and U.S. federal and state income tax returns. The Company is subject to examination by the tax authorities for the tax years ended 2009 through 2014.

4.      LOAN RECEIVABLE

On October 19, 2012 (the “Closing Date”), the Company advanced a term loan facility in the amount of $1,000 to Montebello Technologies LLC (the “Borrower”). The loan bears interest at 15% per annum, compounded annually with a maturity date of October 18, 2017 at which time the outstanding principal and accrued interest is to be fully repaid. The term loan facility is collateralized by a general security agreement.

In accordance with the terms and conditions of the loan agreement the use of the funds is solely and exclusively for the purchase and monetization of patents and for the period commencing on the Closing Date to and including the tenth anniversary of the Closing Date, the Company will be entitled to receive (a) 15% of the first $10 million in gross revenue and (b) 10% of all gross revenue over the first $10 million realized by the Borrower from any patents acquired utilizing the term loan facility.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

To estimate the fair value, at inception, the Company considered the estimated future cash flow projections using an effective interest rate of 18%.

The carrying value of the term loan facility is as follows:

	As at December 31,	As at December 31,
	2015	2014
15% Term loan facility	$1,000	$1,000
Unamortized discount	(70)	(94)
Accrued interest	567	362
Net carrying amount	$1,497	$1,268

5.      PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2015
Leasehold improvements	$1,373	$322	$1,051
Computer equipment and software	2,092	1,843	249
Furniture and equipment	872	558	314
	$4,337	$2,723	$1,614
As at December 31, 2014
Leasehold improvements	$1,373	$184	$1,189
Computer equipment and software	2,825	2,545	280
Furniture and equipment	852	427	425
	$5,050	$3,156	$1,894

The Company purchased property and equipment totaling $178 during 2015 (2014 - $422). During 2015, the Company disposed of property and equipment with a cost and accumulated amortization totaling $891 and $876, respectively for no proceeds resulting in a loss on disposal of $15.

6.      PATENTS

	Cost	Accumulated Amortization	Net Book Value
As at December 31, 2015
Patents	$357,059	$201,846	$155,213

As at December 31, 2014
Patents	$312,702	$166,217	$146,485

The Company purchased patents totaling $46,973 during 2015 (2014 - $29,198) and recorded amortization expense of $36,498 (2014 - $32,738). As of December 31, 2015, the estimated remaining economic useful lives of the patents range from one to thirteen years.

In October 2015, the Company commenced a restructuring of its operations (see Note 13) and as a result undertook a review of its licensing programs to determine those which it would continue to support. The Company concluded

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

that certain licensing programs would be terminated and the carrying value of the patent portfolios associated with these licensing programs were determined to be fully impaired. As a result, the Company recorded a non-cash, pre-tax charge against its patents of $1,747.

The Company experienced a significant decline in its share price subsequent to the announcement on November 4, 2015 that it had commenced a restructuring of its operations and was lowering its annual dividend. These events were considered by management to be an indicator of impairment, and as a result, a test for impairment of its long-lived assets was performed as of November 30, 2015 (the “Measurement Date”). The patents (“asset groups”) were categorized in accordance with their licensing programs. The Company performed the recoverability test using undiscounted cash flows of the asset groups based on the Company’s internal forecast and assumptions for each of the licensing programs. Based on this analysis, the Company concluded that the carrying value for the asset groups is recoverable, as the amount did not exceed the undiscounted cash flows as at the Measurement Date and therefore the second step of long-lived asset impairment was not required.

The estimated future amortization expense of patents as of December 31, 2015 is as follows:

Year ending December 31:	Amount
2016	$31,699
2017	21,088
2018	18,023
2019	16,276
2020	15,112
$102,198

7.      GOODWILL

Due to the decline of its market capitalization subsequent to the announcement on November 4, 2015 that it had commenced a restructuring of its operations (see Note 13) and was lowering its annual dividend, the Company concluded that goodwill impairment indicators existed and a goodwill assessment was required. Consequently, the Company performed an impairment assessment by comparing the estimated fair value of the reporting unit, using an income based approach and market based approach, to its carrying value as at November 30, 2015. Under the income based approach, the Company used a discounted cash flow methodology. Under the market based approach, the Company considered its market capitalization in addition to an estimated control premium. The results of this impairment assessment indicated that the estimated fair value of the reporting unit exceeded it carrying amount, therefore, the Company concluded there was no impairment of goodwill.

In performing its annual goodwill impairment assessment as at December 31, 2015, the Company determined there were no material changes to the assumptions underlying the estimated fair value of the reporting unit or its carrying value, therefore, the Company concluded there was no impairment of goodwill as at December 31, 2015..

8.      PATENT FINANCE OBLIGATIONS

On June 18, 2013, the Company acquired the right to license certain patents, the consideration for which is to be fully paid on or before June 18, 2023; however; the timing of the payments is subject to the Company entering into certain future license agreements with third-parties. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for revolving debt with no fixed payments.

As at December 31, 2015, the current and long-term portions of this obligation are $3,072 and $10,563, respectively.

On September 13, 2013, the Company acquired certain patents and entered into a licensing agreement with the same counter-party. The obligation was based on the quarterly payment stream of $1,389 using a discount rate of 4.5%.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for secured term debt with fixed payments over a five year term.

As at December 31, 2015, the current and long-term portions of this obligation are $5,013 and $9,332, respectively.

On June 26, 2014, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The obligation was based on an initial payment of $2,143, a $12,000 payment in July 2014 and, beginning August 2014, six quarterly payments of $2,143 using a discount rate of 4.75%. The discount rate is based on interest rates for secured term debt with fixed payments over a two year term.

As at December 31, 2015, the current and long term portions of this obligation are  nil.

The current and long-term portions of these obligations are reflected as follows:

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2015
Patent rights finance obligation, due June 18, 2023	$14,000	$(364)	$13,636
Patent finance obligation, due August 18, 2018	15,277	(933)	14,344
	29,277	(1,297)	27,980
Current portion			(8,085)
			$19,895

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2014
Patent finance obligation, due November 26, 2015	$8,572	$(217)	$8,355
Patent rights finance obligation, due June 18, 2023	18,000	(609)	17,391
Patent finance obligation, due August 18, 2018	20,833	(1,696)	19,137
	47,405	(2,522)	44,883
Current portion			(17,418)
			$27,465

Payments are expected to be as follows:

2016	$8,556
2017	13,556
2018	7,165
$29,277

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

9.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,	As at December 31,
	2015	2014
Trade payables	$1,318	$2,522
Accrued compensation	3,146	3,883
Accrued litigation costs	2,363	100
Dividends	1,091	5,196
Success fee obligation	2,983	3,736
Accrued contingent partner payments & legal fees	1,140	974
Patent acquisition liability	9,000	-
Accrued other	2,164	2,504
	$23,205	$18,915

The success fee obligation is pursuant to the Company’s engagement with a law firm, for which the firm is entitled to a percentage of proceeds actually received from certain license agreements signed by the Company related to certain litigation matters concluded in 2011 in which the firm was representing the Company. Should the Company collect these amounts as contemplated in the agreements, the firm will be entitled to the entire success fee of $27,986. For the year ended December 31, 2011, the Company accrued the full, undiscounted amount of the success fee obligation.

The current and long term portion of this liability is reflected as follows:

	As at December 31,	As at December 31,
	2015	2014
Success fee obligation	$3,639	$7,375
Current portion	(2,983)	(3,736)
	$656	$3,639

10.      SHARE CAPITAL

a)      Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

b)      Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at December 31,	As at December 31,
	2015	2014
Common shares	120,842,448	120,247,647
Securities convertible into common shares
Stock options	8,071,056	9,465,372
Deferred stock units (DSUs)	260,398	244,526
	129,173,902	129,957,545

As at December 31, 2015, no preferred shares or special preferred shares were issued or outstanding.

c)      Common Shares

	Number	Amount
December 31, 2013	119,909,016	$425,238

Issued on exercise of stock options	423,031	759
Transfer from additional paid-in capital on exercise of options	-	401
Issued on sale of shares under Employee Share Purchase Plan	65,600	171
Repurchased under normal course issuer bid	(150,000)	(532)
December 31, 2014	120,247,647	$426,037

Issued on exercise of stock options	625,201	1,269
Transfer from additional paid-in capital on exercise of options	-	787
Issued on sale of shares under Employee Share Purchase Plan	94,600	131
Repurchased under normal course issuer bid	(125,000)	(443)
December 31, 2015	120,842,448	$427,781

The Company paid quarterly cash dividends as follows:

	2015				2014
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0500	US	$5,183	Cdn	$0.0400	US	$4,510
2nd Quarter		0.0525		5,005		0.0400		4,339
3rd Quarter		0.0525		5,077		0.0400		4,510
4th Quarter		0.0525		4,817		0.0500		5,366
	Cdn	$0.2075	US	$20,082	Cdn	$0.1700	US	$18,725

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company declared quarterly dividends as follows:

	2015		2014
1st Quarter	Cdn	$0.0525	Cdn	$0.0400
2nd Quarter		0.0525		0.0400
3rd Quarter		0.0525		0.0500
4th Quarter		0.0125		0.0500

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (the “2014 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2014 NCIB, the Company was permitted to purchase up to 11,676,510 common shares. The 2014 NCIB commenced on May 29, 2014 and wascompleted on May 28, 2015. The Company repurchased 125,000 common shares under the 2014 NCIB during the twelve months ended December 31, 2015 for a total of $329.

The Company records share repurchases as a reduction to shareholders’ equity. A portion of the purchase price of the repurchased shares is recorded as a decrease to additional paid-in capital when the price of the shares repurchased exceeds the average original price per share received from the issuance of Common Stock or an increase to additional paid-in capital when the prices of the shares repurchased is less than the average original price per share received from the issuance of Common Stock. During the year ended December 31, 2015, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the year ended December 31, 2015, $114 was recorded as an increase to additional paid-in capital. During the year ended December 31, 2014, the cumulative price of the shares repurchased was less than the proceeds received from the issuance of the same number of shares. For the year ended December 31, 2014, $60 was recorded as an increase to additional paid-in capital.

d)      Stock Options

WiLAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 430,000 and under the Employee Purchase Plan limited to 800,000. The options vest at various times ranging from immediate vesting on grant to vesting over a three to four year period. Options generally have a six-year life.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Option activity for the years ended December 31, 2015 and 2014 was as follows:

	Options Outstanding				Exercisable Options
	Number of Options	Price Range		Weighted Average Exercise Price	Number	Weighted Average Exercise Price
December 31, 2013	10,340,968	$1.88	$7.09	$4.62	5,314,786	$4.61

Granted	555,000	3.25	4.23	3.57
Exercised	(423,031)	1.42	2.53	1.95
Forfeited	(1,007,565)	3.33	7.06	5.02
December 31, 2014	9,465,372	$1.42	$7.06	$4.63	6,760,992	$4.83

Granted	-	-	-	-
Exercised	(625,201)	2.53	2.53	2.53
Forfeited	(769,115)	2.53	5.52	3.97
December 31, 2015	8,071,056	$3.12	$7.09	$4.86	7,062,972	$4.97

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions for the options granted in 2014:

Risk free interest rate	1.6%
Volatility	49%
Expected option life (in years)	4.7
Dividend yield	4.6%
Forfeiture rate	8.9%

The weighted average fair value per option granted during the year ended December 31, 2014 was CDN $1.04.

The intrinsic value of options exercised was CDN $488 for the year ended December 31, 2015 (2014 – CDN $610). Intrinsic value is the total value of exercised options based on the price of the Company’s common shares at the time of the exercise less the proceeds received from the employees to exercise the options.

The intrinsic value of the exercisable options was nil as at December 31, 2015.

The total fair value of options vested was $1,634 for the year ended December 31, 2015.

As of December 31, 2015, there was $268 of total unrecognized stock-based compensation cost, net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plan. This cost is expected to be recognized over a weighted average period of 1.03 years.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Details of the outstanding options at December 31, 2015 are as follows:

Range of Exercise Prices		Outstanding Options at December 31, 2015	Remaining Term of Options in Years	Weighted Average Exercise Price	Exercisable Options at December 31, 2015	Weighted Average Exercise Price
$3.12	$4.00	917,912	3.85	$3.45	532,752	$3.46
4.01	6.00	6,808,144	1.92	4.94	6,185,220	4.99
6.01	7.09	345,000	1.65	7.00	345,000	7.00
$3.12	$7.09	8,071,056	2.13	$4.63	7,062,972	$4.97

Stock-based compensation expense for the year ended December 31, 2015 was $847 (2014 - $2,081). The following provides a summary of the stock-based compensation expense for the years ended December 31, 2015 and 2014:

	2015	2014
Cost of revenue	$460	$840
Research and development	81	61
Marketing, general and administration	306	1,180
	$847	$2,081

e)      Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option.

DSUs issued and outstanding as at December 31, 2015 were 260,398 (2014 – 244,526). The liability recorded in respect of the outstanding DSUs was $367 as at December 31, 2015 (2014 - $742). The change in the liability is recorded as compensation expense.

During the year ended December 31, 2015, DSUs were granted to certain directors in lieu of cash for their quarterly fees earned and dividends paid during the year ended December 31, 2015.

f)      Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. The liability recorded in respect of the vested RSUs was $684 as at December 31, 2015 (2014 - $1,376). The change in the liability is recorded as compensation expense.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

RSU activity for the years ended December 31, 2015 and 2014 was as follows:

Number
December 31, 2013	361,314

Granted	1,251,522
Settled	(115,517)
Forfeited	(203,041)
December 31, 2014	1,294,278

Granted	1,101,021
Settled	(103,155)
Forfeited	(783,112)
December 31, 2015	1,509,032

During the year ended December 31, 2015, 783,112 RSUs (2014 – 203,041) were forfeited as they related to former employees.

g)      Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	2015	2014
Basic weighted average common shares outstanding	120,713,535	120,103,422
Effect of options	6,636	265,161
Diluted weighted average common shares outstanding	120,720,171	120,368,583

The effect of options totaling 8,071,056 for fiscal 2015 (fiscal 2014 – 8,763,349), were anti-dilutive.

11.      FINANCIAL INSTRUMENTS

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable and loan receivable, settlement of liabilities and management of cash and cash equivalents.

Fair Value

The Company uses various valuation techniques and assumptions when measuring fair value of its assets and liabilities. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the company’s own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalent, and short-term investments: The carrying amount approximates fair value because of the short maturity of those instruments.

Loan receivable: The fair value is estimated based on currently available market interest rates for instruments with similar terms.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

Foreign exchange contracts: The fair value of foreign currency contracts is estimated by obtaining quotes from brokers.

The estimated fair values of the Company’s financial instruments are as follows:

		As at December 31, 2015		As at December 31, 2014
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$93,431	$93,431	$126,311	$126,311
Short-term investments	1	1,120	1,120	1,336	1,336
Loan receivable	2	1,497	1,497	1,268	1,268
Patent finance obligations	2	27,980	27,980	44,883	44,883
Foreign currency contracts	2	-	-	(732)	(732)

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, and foreign exchange forward contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

The Company’s exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Three licensees individually accounted for 16%, 12% and 10%, respectively of revenues from royalties for the year ended December 31, 2015 (for the year ended December 31, 2014 – two licensees individually accounted for 15% and 13%, respectively). Management does not believe that there is significant credit risk arising from any of the Company’s licensees for which revenue has been recognized. However, should one of the Company’s major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2015, three licensees individually accounted for 47%, 15% and 10% of total accounts receivable (December 31, 2014 – one licensee individually accounted for 57% of total accounts receivable).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2015:

Current	$7,664
Past due 1 - 30 days	435
Past due 31 - 60 days	71
Past due 61 - 90 days	4
Over 91 days past due	273
Less allowance for doubtful accounts	(11)
$8,436

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at January 28, 2015, approximately $284 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2015, the Company had a provision for doubtful accounts of $11 (2014 - $138) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2015, the Company had cash and cash equivalents and short-term investments of $94,551, a credit facility of CDN$8,000 and accounts receivable of $8,436 available to meet its obligations.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company has a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the twelve months ended December 31, 2015, the Company had no borrowings under this facility.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice. A one percent increase/decrease in interest rates could have resulted in an approximate increase/decrease to investment income of $946.

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Approximately 7% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar.

For the year ended December 31, 2015, the Company had revenues and expenses denominated in Canadian dollars of approximately nil and $17,912, respectively. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $17,912 and adversely affect net earnings of the Company.

At December 31, 2015, the Company had Canadian dollar denominated cash and cash equivalents and short-term investments, and accounts receivable balances of approximately $5,394 and $3 respectively, offset by accounts payable and accrued liabilities totaling approximately $5,047. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $349 and adversely affect net earnings of the Company.

A ten cent increase/decrease in foreign currency rates between the U.S. and Canadian dollars could have resulted in an approximate increase/decrease to net and comprehensive earnings of $30.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into foreign exchange forward contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s objective in obtaining foreign exchange forward contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use foreign exchange forward contracts for speculative or trading purposes.

As of December 31, 2015, the Company did not hold any foreign exchange forward contracts. For the year ended December 31, 2015 the Company recorded approximately $2,498 of losses related to its foreign exchange forward contracts.

12.      COMMITMENTS AND CONTINGENCIES

a)      Operating lease

The Company has lease agreements for office space and equipment with terms extending to 2023. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2016	$580
2017	453
2018	368
2019	348
2020	348
2021 and thereafter	1,043
$3,140

b)      Other

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights, based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the year ended December 31, 2015, partner royalties totaled $669 (year ended December 31, 2014 – $974) of which $538 (as at December 31, 2014 - $974) remains outstanding as at December 31, 2015.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at December 31, 2015, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

13.      RESTRUCTURING CHARGES

In October 2015, the Company undertook a restructuring plan which included a workforce reduction of approximately 30%. The components of the restructuring charge included $1,272 for termination costs related to the affected employees, and $30 for lease obligations.

The following table summarizes the details of the Company’s restructuring charges and related reserves:

	Workforce Reduction	Lease Obligation	Total
Charges	$1,272	$30	$1,302
Cash payments	(760)	(9)	(769)
Balance of provision as at December 31, 2015	$512	$21	$533

NOTES

Wi-LAN Inc.

NOTES TO audited CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

14.      SUPPLEMENTAL CASH FLOW INFORMATION

	2015	2014
Net interest received in cash, included in operations	$(207)	$(352)
Cash taxes paid	3,623	5,045
Patents acquired under deferred financing arrangement	-	26,482
Patent acquisition liability	9,000	-

15.      RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the year ended December 31, 2015, consulting services have totaled $100 (year ended December 31, 2014 – $76) all of which had been paid as at year end.